Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Partners Group Next Generation Infrastructure, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$9,500,000.00	0.0001381	$1,311.95

Total Transaction Valuation:		$9,500,000.00
Total Fees Due for Filing:				$1,311.95
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$1,311.95